WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
Schedule II – COMPUTATION FOR DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
As of and for the Year Ended December 31, 2015

A computation of reserve requirements is not applicable to Woodbridge Financial Group, LLC and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(i).